Exhibit 99.1

Bitdeer Appointed Haris Basit as Chief Strategy Officer

Tech veteran Haris Basit joined Bitdeer to drive strategic growth in the next phase of the Company’s development

Singapore, June 7, 2023 (Globe Newswire) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced that Haris Basit has been appointed as the Company’s Chief Strategy Officer. In his new role, Mr. Basit will spearhead Bitdeer’s effort to drive strategic growth and harness innovative technology to power the next phase of the Company’s development.

Based in Bitdeer’s San Jose office, Mr. Basit is a seasoned technology leader with expertise in EDA, chip design, advanced semiconductor packaging, cryptocurrencies, and IP licensing. Mr. Basit began his career in technology at IBM, Bell Labs, and Rockwell Science Center. Prior to joining Bitdeer, he co-founded a number of successful start-ups and held leadership roles in semiconductor and renewable energy firms, including Averatek, Cryplex and Multigig.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “Haris’ extensive background in technology and his proven track record with successful start-ups make him an invaluable addition to our team.  Haris’ expertise will be instrumental in creating new datacenter opportunities and fortifying our preeminent position in the crypto mining market.”

Drawing on his deep experience in Silicon Valley, Mr. Basit is expected to play a vital role in further driving the Company’s innovation and enhancing operational efficiency, positioning Bitdeer to optimize costs and strengthen its environmental profile. With the Company’s strategic investments in advanced technology and cutting-edge processes, Bitdeer’s unwavering focus continues to be on creating long-term sustainable value for its shareholders.

Haris Basit, Chief Strategy Officer of Bitdeer, added, “Bitdeer is at the perfect juncture. As a newly-public company moving confidently ahead with promising new opportunities, there is much to do and many milestones to achieve. I am delighted to join the Company at this exciting time in its development.”

Mr. Basit complements an experienced management team better positioning Bitdeer to capitalize on more possibilities and growth.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media Inquiry：

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Contacts
Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056